Sabadell Securities USA, Inc.

**Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the Securities and
Exchange Commission
December 31, 2022**

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SEC FILE NUMBER
8-67975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SABADELL SECURITIES USA, INC.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1111 BRICKELL AVENUE, 30TH FLOOR
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEVEN SINGER	561-784-8922	SSINGER@SABSECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

78 SW 7TH STREET, SUITE 1200	MIAMI	FLORIDA	33130
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, VIRGINIA LABISTE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SABADELL SECURITIES USA, INC., as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHERINE BLANCO
MY COMMISSION # HH 126150
EXPIRES: September 5, 2025
Bonded Thru Notary Public Underwriters
NOTARY PUBLIC STATE OF FLORIDA

Notary Public

Signature:

Title: PRESIDENT & CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sabadell Securities USA, Inc.
Index
December 31, 2022

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholder's Equity...4

Statement of Cash Flows 5

Notes to Financial Statements 6–10

Supplemental Schedules

Schedule I – Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Commission 11

Schedule II – Computation for Determination of Customer Account Reserve Requirements and
PAB Account Reserve Requirements and Information for Possession or Control Requirements for
Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission 12

Other Information

Sabadell Securities USA, Inc.'s Exemption Report 13

Report of Independent Registered Public Accounting Firm on Sabadell Securities USA, Inc.'s
Exemption Report 14



KPMG LLP
Brickell City Center, Suite 1200
78 SW 7 Street
Miami, FL 33130

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Sabadell Securities USA, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sabadell Securities USA, Inc. (the Company) as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2020.

Miami, Florida
February 27, 2023

Sabadell Securities USA, Inc.
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	1,212,792
Securities owned, at fair value		6,074,511
Deposit with clearing broker		250,000
Deferred tax assets, net		45,445
Prepaids and other assets		80,834
Total assets	$	7,663,582

Liabilities and Stockholder's Equity

Accrued expenses and other liabilities	$	188,776
Total liabilities		188,776
Stockholder's equity		
Common stock, $10 par value, 1,000 shares authorized, issued and outstanding	$	10,000
Additional paid-in capital		790,000
Retained earnings		6,674,806
Total stockholder's equity		7,474,806
Total liabilities and stockholder's equity	$	7,663,582

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Income
Year Ended December 31, 2022

Revenues		
Commissions	$	2,696,068
Interest and other income		115,217
Total revenues		2,811,285
Expenses		
Salaries and benefits		1,108,917
Fees and services		954,053
Professional fees		240,524
Telecommunications and data processing		80,371
Occupancy		37,127
Other		36,684
Interest		3,162
Total expenses		2,460,838
Income before income tax expense		350,447
Income tax expense		79,425
Net income	$	271,022

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2022

	Common Stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balances at December 31, 2021	1,000	$ 10,000	$ 790,000	$ 6,403,784	$ 7,203,784
Net income	-	-	-	271,022	271,022
Balances at December 31, 2022	1,000	$ 10,000	$ 790,000	$ 6,674,806	$ 7,474,806

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
Statement of Cash Flows
Year Ended December 31, 2022

Cash flows from operating activities		
Net income	$	271,022
Adjustments to reconcile net income to net cash		
used in operating activities		
Deferred tax expense		15,007
Changes in assets and liabilities		
Securities owned, at fair value		(2,985,913)
Prepaids and other assets		21,335
Accrued expenses and other liabilities		(38,213)
Net cash used in operating activities		(2,716,762)
Net decrease in cash, cash equivalents, and restricted cash		(2,716,762)
Cash, cash equivalents, and restricted cash		
Beginning of year		4,179,554
End of year	$	1,462,792
Supplemental cash flow disclosures		
Cash paid		
Interest	$	3,162
Income taxes	$	61,000
Reconciliation of cash, cash equivalents, and restricted cash		
reported within the Statement of Financial Condition		
Cash and cash equivalents	$	1,212,792
Deposit with clearing broker		250,000
Total cash, cash equivalents, and restricted cash	$	1,462,792

The accompanying notes are an integral part of these financial statements.

1.   **Organization and Summary of Significant Accounting Policies**

Sabadell Securities USA, Inc. (the "Company"), a wholly owned subsidiary of Banco Sabadell S.A., incorporated on May 23, 2008, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of May 21, 2009. The operations start date was February 24, 2010, upon receiving approval from the Federal Reserve to commence operations. On October 26, 2010, the Company received FINRA approval for an expansion of certain business lines including: mutual fund retailer, municipal securities broker, private placements of securities, and investment advisory services.

The Company provides introductory brokerage and investment services primarily for Banco Sabadell S.A. and its subsidiaries. Custody of securities owned by customers of the Company and all securities transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statement of income.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents and Deposit with Clearing Broker
Cash and cash equivalents consist of cash in banks, money market funds, and firm margin accounts at the clearing institution. There is also a deposit held with the clearing institution in accordance with the clearing agreement. These funds are considered restricted cash and are presented in the statement of financial condition as deposit with clearing broker.

Customers' Securities Transactions
Customers' securities transactions and the related riskless principal trading fees, commissions, and expenses are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Receivable from customers and payable to brokers, if any, represent security transactions that have not settled.

Securities Owned
Securities owned are recorded on a trade date basis and carried at fair value, and the related changes in fair value are included in other income in the statement of income.

Income Taxes
The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to account for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. Deferred tax assets are required to be reduced by a valuation allowance to the extent that management believes

it is more likely than not that the deferred tax asset will not be realized. Management has determined that a valuation allowance is not necessary as of December 31, 2022.

The Company recognizes tax benefits from uncertain tax positions when it is more likely than not that the related tax positions will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the tax positions. An uncertain tax position is a position taken in a previously filed tax return or a position expected to be taken in a future tax return that is not based on clear and unambiguous tax law. The Company measures tax benefits related to uncertain tax positions based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. If the initial assessment fails to result in recognition of a tax benefit, the Company subsequently recognizes a tax benefit if (i) there are changes in tax law or case law that raise the likelihood of prevailing on the technical merits of the position to more-likely-than-not, (ii) the statute of limitations expires, or (iii) there is a completion of an examination resulting in a settlement of that tax year or position with the appropriate agency. The Company would recognize interest and penalties related to unrecognized tax positions in the provision for income taxes and other liabilities. Management has identified no uncertain tax positions at December 31, 2022. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2019.

Net Capital Requirements
The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2022, the Company had net capital of $7,300,429 which was $7,287,844 in excess of the minimum amount required.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

2. **Cash Segregated Under Federal Regulations**

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers. The Company claims exemption from the provisions of Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

3. **Related Party Transactions**

The Company entered into a Networking and Services Agreement with Banco de Sabadell, S.A. – Miami Branch (the "Branch") that commenced on May 1, 2009 and is periodically reviewed and amended. Under this agreement, salaries and bonuses, rent, IT support, HR support and administration and other general services are paid to the Branch and are considered related party transactions.

Included in the statement of income are revenues and expenses resulting from various securities trading with certain affiliates, as well as fees for administrative services performed by the Company under the terms of various agreements.

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2022:

Revenues		
Commissions	$	1,935,363
Total revenues	$	1,935,363
Expenses		
Salaries and benefits	$	1,108,917
Occupancy		37,127
Other		26,400
Telecommunications and data processing		25,200
Total expenses	$	1,197,644

4.   Income Taxes

The components of the income tax provision are as follows for the year ended December 31, 2022:

Current		
Federal	$	62,689
State		1,729
		64,418
Deferred		
Federal		12,434
State		2,573
		15,007
Income tax expense	$	79,425

At December 31, 2022, the Company's deferred tax assets (liabilities) consist of the following tax-effected temporary differences:

Deferred tax assets		
Accrued professional fees	$	47,621
Capitalized start-up expenditures		9,653
Total deferred tax assets		57,274
Deferred tax liabilities		
Prepaid expenses		(11,785)
Unrealized loss on securities owned		(44)
Total deferred tax liabilities		(11,829)
Net deferred tax assets	$	45,445

The deferred tax provision consists of income tax related to differences between the tax basis of assets and liabilities and their financial reporting amounts.

The Company's effective tax rate for the year ended December 31, 2022 was 22.6% comprised of the U.S. federal statutory rate of 21% and a state rate of 1.6%, net of federal benefit.

5.   Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a hierarchy that prioritizes inputs used to determine fair value measurements into three levels based on the observability and transparency of the inputs:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2   Observable inputs other than Level 1 inputs, including quoted prices for similar assets and liabilities, quoted prices for identical assets and liabilities in less active markets and other inputs that can be corroborated by observable market data.

Level 3   Unobservable inputs supported by little or no market activity or data and inputs requiring significant management judgment or estimation.

The following table presents the Company's fair value for assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

| | December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Securities owned (1)	$ 6,074,511	$ -	$ -	$ 6,074,511
Total assets at fair value	$ 6,074,511	$ -	$ -	$ 6,074,511

(1) Consists of U.S. Government Treasury Debt Securities

There are no liabilities measured at fair value on a recurring basis at December 31, 2022.

Level 1 Valuation Techniques
The valuation of U.S. Government Treasury debt securities is based on quoted prices for identical assets in active markets that can be accessed as of the measurement date.

U.S. GAAP requires the disclosure of estimated fair value of financial instruments including those financial instruments for which the Company did not elect the fair value option or are not measured at fair value on a recurring basis. The fair value of such instruments has been derived, in part, from the amount and timing of future cash flows and estimated discount rates.

Due to the short term maturity or repricing frequency, the carrying value was considered to approximate the fair value for cash and cash equivalents, and deposit with clearing broker. Management considered such instruments to be classified as Level 1.

6.   **Subsequent Events**

Subsequent events have been evaluated through the date that the financial statements were available to be issued on February 27, 2023. The Company has not identified any events that would require disclosure or have a material impact on the financial position, result of operations or cash flows of the Company as of and for the year ended December 31, 2022.

Supplemental Schedules

Sabadell Securities USA, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2022   Schedule I

Computation of net capital

Total stockholder's equity	$	7,474,806
Deductions and/or charges:		
Nonallowable assets:		
Prepaids		60,510
Deferred tax assets		45,445
Other assets		16,601
Haircuts on securities		51,821
Total deductions and/or charges		174,377
Net capital		7,300,429

Computation of basic net capital requirement

Minimum net capital required		12,585
Excess net capital	$	7,287,844

Computation of aggregate indebtedness

Items included in statement of financial condition:

Accrued expenses and other liabilities	$	188,776
Total aggregate indebtedness	$	188,776
Ratio of aggregate indebtedness to net capital		2.59%

There are no material differences between the preceding computation and the Company's corresponding unaudited FOCUS Part IIA of Form X-17A-5 as of December 31, 2022 filed on January 25, 2023.

See accompanying report of independent registered public accounting firm.

Sabadell Securities USA, Inc.

Computation for Determination of Customer Account Reserve Requirements and PAB Account Reserve Requirements and Information for Possession or Control Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022   **Schedule II**

The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers. The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 in that the Company claimed and met the exemption provisions in subparagraph (k)(2)(ii) without exception.

See accompanying report of independent registered public accounting firm.

Sabadell Securities   Sabadell Financial Center   T +1 786 587 1600
1111 Brickell Avenue
Suite 3010
Miami, FL 33131



SabadellSecurities

Sabadell Securities USA, Inc.'s Exemption Report

Sabadell Securities USA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sabadell Securities USA, Inc.

I, Virginia Labiste, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
President and Chief Executive Officer

February 27, 2023



MEMBER FINRA, SIPC



KPMG LLP
Brickell City Center, Suite 1200
78 SW 7 Street
Miami, FL 33130

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Sabadell Securities USA, Inc.:

We have reviewed management's statements, included in the accompanying Sabadell Securities USA, Inc.'s Exemption Report (the Exemption Report), in which (1) Sabadell Securities USA, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2022 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 27, 2023